

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2010

Mr. Dean Konstantine
President
E-Band Media, Inc.
16459 Pauhaska Place
Apple Valley, California 92307

> **Re: E-Band Media, Inc.**
> **Registration Statement on Form 10**
> **Filed September 14, 2010**
> **File No. 0-54117**

Dear Mr. Konstantine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission, and you will become subject to the reporting requirements of the Exchange Act. Please contact us if you wish to withdraw the filing prior to this time, so that it does not become effective in a deficient form.

2.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. That will eliminate the need for us to issue repetitive comments.

3.   To facilitate the staff's review, please indicate in your letter of response precisely where the responsive change to each numbered comment appears in the amended Form 10.

Description of Business, page 2

4.   You state at page 2 that you were organized under the laws of the State of Nevada on April 29, 2010. However, your certificate of incorporation that you filed as Exhibit 3.1 indicates that you were organized in the State of Delaware. Please advise or revise your filing.

Description of Current Business, page 3

5.   We note your disclosure at page 7 that the Company may be able to participate in only one potential business venture because a business partner might require exclusivity. With a view toward disclosure, please also tell us whether, due to your limited financing, your management anticipates that it will likely be able to pursue only one business combination. If you expend resources to pursue one business combination but ultimately are unable to consummate the combination, discuss whether you will have the finances to pursue another combination.

6.   You disclose here, and in several places in the registration statement, that Mr. Konstantine will make loans or capital contributions to the company to cover certain expenses. Please revise to provide clear, consistent disclosure in each instance with respect to any conditions on the payment of such funds, and whether this is an enforceable obligation for Mr. Konstantine. For example, you state here that Mr. Konstantine will provide the necessary funds for the company to comply with 1934 Act reporting requirements if "he is an officer of the company when the obligation is incurred." In the paragraph that follows, you state that Mr. Konstantine will pay the nominal expenses in the implementation of the business plan from his personal funds, with no conditions to payment noted.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

7.   We note your disclosure at page 12 that you will rely upon interest free loans or capital contributions from your two officers and directors to meet your needs. However, elsewhere in your document you only reference the possibility that Mr. Konstantine will provide funds through loans or capital contributions. If Ms. Resma has also agreed to provide such funds, please provide all material information regarding such agreement.

Directors and Executive Officers, page 13

Resumes, page 13

8.   Please revise your disclosure to clarify for each of your officers whether he or she served as an officer or director of AP Corporate Services, Inc. or E-Band Media.com prior to AP's bankruptcy filing.

9.   We note your disclosure at page 13 that Ms. Resma serves as your Secretary and Treasurer, and as a director. Please indicate in this section all positions and offices held in your company by Ms. Resma. See Item 401(b) of Regulation S-K. In that regard, we note that Ms. Resma signed your registration statement as your CFO.

10.   For each director, please provide disclosure required pursuant to Item 401(e) of Regulation S-K with respect to the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure.

Executive Compensation, page 14

11.   Please provide the disclosure required by Item 402 of Regulation S-K. In that regard, we note your disclosure regarding shares issued to your officers in consideration of their services.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 15

12.   Please provide the disclosure required by Item 201(a)(2) of Regulation S-K.

Recent Sales of Unregistered Securities, page 16

13.   Please more precisely describe the terms of your outstanding warrants. In that regard, we note that the relevant warrant certificates that you provided as exhibits to your registration statement distinguish between the rights to purchase shares of common stock underlying warrants, and the rights to convert the warrants into shares of common stock.

Description of Registrant's Securities to be Registered, page 17

14.   We note your disclosure that all outstanding shares of your common stock "are fully paid and non-assessable . . . ." If you retain such statement in your amendment, please tell us your basis for such statement.

Financial Statements

Statement of Cash Flows, page F-5

15.   We note the amount of net loss presented on your Statement of Cash Flows does not agree with the corresponding amount on your Statement of Operations. Please revise your financial statements as necessary to resolve this inconsistency to comply with FASB ASC 230-10-45-28.

16.   We note you include in your Statement of Cash Flows an amount of $1,105 within the financing section which appears to be a non-cash transaction contrary to the guidance in FASB ASC 230-10-50-3. Please revise your Statement as necessary to comply with this Standard.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Daniel C. Masters, Esq.
        (858) 459-1103